First Mariner Bancorp

May 30, 2008

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Angela Connell

Re:                               First Mariner Bancorp

                                                File No. 0-21815

                                                Form 10-K for the year ended December 31, 2007

                                                Form 10-Q for the quarter ended March 31, 2008

Ladies and Gentlemen:

On behalf of First Mariner Bancorp (the “Company”), this letter responds to the Staff’s comments contained in the Staff’s letter dated May 15, 2008 received via facsimile.  We have reviewed the Staff’s comments and agree to incorporate changes in future filings to address the issues noted in the Staff’s comments. We understand that the Staff is not at this time requiring any amendments to the 2007 Form 10-K or the March 2008 10-Q.  The Staff’s comments, and the Company’s responses to the Staff’s comments, are set forth below.

Form 10-K for the Year ended December 31, 2007

Management’s Discussion and Analysis

Credit Risk Management, page 45

COMMENT 1:  We note the continued deterioration in the credit quality of your loan portfolio, particularly with respect to residential and commercial real estate loans (including Alt A and construction loans). Please revise your disclosure in future filings to more clearly bridge the gap between the significant changes in your recent credit experience and evidence of changes in your overall credit environment with the modest increase in your allowance for loan losses.

RESPONSE TO COMMENT 1:  In future filings, we agree to more clearly show the correlation between our credit experience, the overall credit environment, and the changes in the allowance for loan losses.

COMMENT 2:  We note that you increased your allowance for loan losses by only 7 basis points from December 31, 2006 to December 31, 2007 despite an 82 bps increase in net charge-offs and a 296 bps increase in non-performing assets.  We also note that your specific reserves for impaired commercial loans decreased from $536k to $241k despite a $12.7 million increase in impaired commercial loans during the same period. Please tell us and revise future filings to explain how you determined that the change in your allowance in 2007 was directionally consistent with your asset quality changes, particularly with respect to your commercial loan portfolio.

RESPONSE TO COMMENT 2:  The decline in the ratio of valuation allowance to impaired loans is due to a refinement of our loan loss reserve methodology and a change in the mix of loans included as impaired.  Prior to 2007, we calculated our required reserves for commercial loans by applying standard loss assumption rates to the aggregated totals of loans in each of our internal risk rating categories.  Under this methodology, loans that were considered impaired had a valuation allowance established for the loan at a standard loss rate.  During 2007, we expanded our use of SFAS 114 as required by Financial Institution Letter No. 105-2006, “Allowance for Loan and Lease Losses Revised Policy Statement and Frequently Asked Questions,” issued on December 13, 2006 by Federal Banking Regulators.  The adoption of the policy statement resulted in our reviewing a greater number of loans individually for impairment, coupled with utilizing an entirely collateral based view of value for commercial mortgage, commercial and residential construction, and ALT A mortgage loans.  Under this methodology, the level of specific reserves on impaired loans will be entirely based upon collateral value relative to the loan’s principal balance, and therefore will not necessarily be higher due to increased levels of loans that are considered impaired.

While our overall allowance as a percentage of loans increased 7 basis points when comparing December 31, 2007 to December 31, 2006, the components of the allowance changed significantly, reflecting the changes in estimated loss levels at the various portfolio levels, as well as reflecting the effects of our refined allowance methodology during this time. The majority of our charge-offs during 2007 (77%) were in the residential mortgage and consumer loan categories and primarily consisted of ALT A loans.  During 2007, we increased our allowance for loan losses related to these loan types by 88% from $2.956 million at December 31, 2006 to $5.563 million at December 31, 2007.  The related loan balances associated with these reserves increased 22% from $234.374 million at December 31, 2006 to $286.859 million at December 31, 2007.  This increase was largely offset by improved risk characteristics in our non-real estate commercial loans and our commercial mortgages, which have not been impacted by the recent economic downturn.  The decrease in reserves related to commercial and residential construction loans is primarily a function of the refined allowance methodology in 2007.  Lastly we did increase our unallocated reserve by $502,000 or 30.9% during 2007 due to higher risk factors assumed for our trends in delinquencies and nonperforming assets, as well as growing uncertainties in residential real estate values and other market and environmental factors.

Our allowance coverage of nonperforming assets (allowance for loan losses to nonperforming assets) of 29.5% as of December 31, 2007 did decline from 187.9% at December 31, 2006.  However, nonperforming assets include a substantial amount of real estate acquired through foreclosure, for which the allowance for loan losses does not apply.  Excluding real estate acquired through foreclosure, these ratios were 52.4% as of December 31, 2007 and 298.2% as of December 31, 2006.  Again, this reflects the expanded use of SFAS 114, where specific impairment levels based on collateral values did not increase at the same rate as the increase in nonperforming loans.  This ratio is also impacted by the write-downs of repurchased and transferred loans.  The impairment amounts on these loans recorded at the time of their repurchase or transfer during 2007 often eliminated a portion of the required reserves.

In future filings, we agree to more clearly show how the changes in the allowance correspond with asset quality changes.

COMMENT 3:  Please revise future filings to provide the disclosure required by paragraph 20(a) of SFAS 114 for both your commercial and consumer impaired loans.  Provide us with a draft or your intended disclosure revisions.

RESPONSE TO COMMENT 3:  In future filings, we will include in the Management’s Discussion and Analysis section and in Footnote 4 to the Consolidated Financial Statements the following disclosure (shown here as of December 31, 2007):

Commercial loans we consider impaired at December 31, 2007 and 2006 totaled $14.447 million and $1.771 million, respectively. The reserve for loan losses for commercial impaired loans was approximately $241,000 at December 31, 2007 and $536,000 at December 31, 2006. The average recorded investment in commercial impaired loans was approximately $14.287 million, $1.412 million, and $2.035 million for the years ended December 31, 2007, 2006, and 2005, respectively, and no income has been accrued or collected on the majority of these loans while they have been classified as impaired.  The following table shows the breakout of commercial impaired loans:

(dollars in thousands)	2007	2006
Impaired loans with allowance for loan losses
allocated in accordance with SFAS 114	$2,268	$—
Impaired loans with no allowance for loan losses
allocated in accordance with SFAS 114	12,179	1,771
	$14,447	$1,771

Consumer loans we consider impaired at December 31, 2007 consisted of ALT A loans and totaled $33.529 million. The specific reserve for loan losses for consumer impaired loans was approximately $829,000 at December 31, 2007.  The average recorded investment in consumer impaired loans was approximately $26.071 million for the year ended December 31, 2007.  There were no consumer impaired loans at December 31, 2006.  The following table shows the breakout of consumer impaired loans as of December 31, 2007:

(dollars in thousands)
Impaired loans with allowance for loan losses
allocated in accordance with SFAS 114	$25,272
Impaired loans with no allowance for loan losses
allocated in accordance with SFAS 114	8,257
$33,529

Item 8. Financial Statements, page 63

Notes to Consolidated Financial Statements, page 68

Note 1 — Summary of Significant Accounting Policies, page 68

Repurchased Loans, page 70

COMMENT 4:  We note you repurchase loans due to delinquent payments by the borrower within the first 90 days of the loans’ term.  We also note that you apply SOP 03-3 to these repurchases. Please tell us, and disclose in future filings, the following related to these repurchases:

•                  how you determine the fair value of a loan at the time of purchase;

•                  how you recognize interest income for repurchased loans considering the guidance in paragraphs 5-6 of SOP 03-3;

•                  how you determine when to return a repurchased loan to accrual status and what information is used. Discuss the typical timing of returning the loan to accrual status. Explain the extent to which you use market versus internal estimates for these purposes; and

•                  how you account for subsequent changes in cash flows expected to be collected on repurchased loans.  Refer to paragraphs 7-8 of SOP 03-3.

RESPONSE TO COMMENT 4:

Determination of Fair Value

Loans repurchased in 2007 were valued at the time of repurchase at the individual loan level and not on a pool basis.  The basis for the valuation was a collateral based approach.

For each loan repurchased, management utilized independent third party valuation models, including broker price opinions, to establish a collateral value.  Management believed that the model estimates would be more reliable than the original values received from appraisals performed at the time the loan was closed with the borrower, considering market deterioration. Where more than one model was available, which was true for the vast majority of the loans repurchased, the estimates were averaged to determine collateral value for the property. If only one model for the valuation was available, that source was used to estimate value.  In the rare case where there was no model available or the values had high disparities between the two, the original appraisal was used.  This was the case in fewer than five loans out of a total number of approximately 250 repurchased loans. Ordering new full appraisals was deemed too costly and time prohibitive given the volume and speed of repurchase requests.

Once the collateral value was established, management further reduced the expected cash flow by 3% to absorb estimated accrued and unpaid interest and 5% to absorb estimated selling and disposal costs.  This discounted amount was considered to be the loans’ realizable value.  The realizable value was compared to the loan amount and any shortfall was established with a charge to other operating expense.

Interest Income Recognition

Contractual interest accruals on loans repurchased were generally permitted for a period of time if there was sufficient collateral (realizable value) to support the level of accrued interest.  For the most part, there was sufficient realizable value to continue the accrual of interest for 1st lien repurchased mortgages at the time of repurchase, while interest accruals at the time of repurchase were generally discontinued for 2nd lien loans repurchased. As of December 31, 2007 and March 31, 2008, no repurchased 2nd lien mortgage loans remained on accrual status. Management regularly monitored the performance of repurchased loans through its ongoing delinquency tracking methods and made decisions relative to interest accruals in accordance to its methodologies established for portfolio loans. Where loans became severely delinquent (90 days past due) and collateral values were not sufficient, the accrual of interest was discontinued and any post acquisition accrued interest was reversed against previously recognized interest income. No accretion of any amounts recorded to write-down the loans at initial repurchase were taken during the year as a substantial amount of the repurchased loans became severely delinquent and values continued to deteriorate throughout the period in question.

Return to accrual status

To date, we have not returned any repurchased loan to accrual status from non-accrual status.  Given the severity of delinquency and reduced values associated with most of our non-accrual repurchased loans, we would foresee a very low probability for the return to accrual status of any repurchased loan.  A return to accrual status would require a substantial improvement in expected cash flow and a history of regular payment.  We see little likelihood of these events occurring in our non-accrual repurchased loans at this time.  Moreover, these improvements would need to be sufficient to eliminate any specific reserves established after the acquisition, before any accrual of interest or accretion of write-down would be recognized.

Subsequent changes in expected cash flows

We monitor repurchased loans for subsequent changes in cash flows expected to be collected and account for them in accordance with SOP 03-3.  Any change after initial valuation of the expected cash flows is recorded through the allowance for loan losses.  While we do not expect the market for these loans to improve in the near future, if the cash flows were to increase, we would look at the related yields and record accretion, where appropriate.

The Company agrees to include the foregoing disclosures in future filings.

COMMENT 5:  Please revise future filings to provide the disclosures required by paragraphs 14 - 16 of SOP 03-3 with respect to your repurchased loans for each period presented.

RESPONSE TO COMMENT 5:  In future filings, we agree to provide the disclosures required by paragraphs 14 - 16 of SOP 03-3.

Transferred Loans, page 70

COMMENT 6:  We note your disclosure on page 48 that you transferred loans from held for sale to held for investment as the secondary market for these products became increasingly illiquid in 2007.  As a result, you transferred $16.9 million of loans from held for sale to held for investment and recorded a write-down of $1.1 million. We have the following comments related to this transfer:

•                  please tell us the additional facts and circumstances related to the background, timing, and reasons for this transfer;

•                  please tell us how you determined that you had the intent and ability to hold the transferred loans for the foreseeable future, or until maturity or payoff.  Specifically address your consideration of liquidity needs, capital requirements, and historical practices of selling loans;

•                  please tell us if you believe there is a minimum amount of time you must hold the loans for investment before you can transfer them back to held for sale.  For example, if the markets recover two months after the transfer and you can sell the loans at a favorable price; do you believe you can transfer the loans back to held for sale at that time;

•                  please tell us the specific facts and circumstances you believe would allow you to transfer the loans back to held for sale; and

•                  please provide us detailed information about how you determined the fair value of the loans on the date of the transfer.

Please refer to paragraph 6 of SFAS 65 and SOP 01-6.

RESPONSE TO COMMENT 6:

Transferred Loans

During the first half of 2007, the secondary marketing of ALT A loans became increasingly difficult.  Investors became much more selective when looking at pools of loans for purchase.  Items such as minor document deficiencies, concentrations of loans to one borrower, and geographic concentrations resulted in a greater number of loans being rejected from consideration for purchase and therefore remaining in loans held for sale status.  In our previous 10+ years experience in selling loans to investors, loans with these issues would be purchased by investors with only minor pricing adjustments at the time of sale.  In addition to the accumulation of loans with these issues, we continued to originate certain ALT A loans with the expectation that they would be sold.  During the third quarter of 2007, our sales outlets discontinued their purchases of ALT A product. Therefore, we had no investors to buy these loans at any valuation level. They simply would not bid on the product. The combination of these events resulted in a total of approximately $12.2 million of 1st lien and $4.7 million of 2nd lien loans in our held for sale portfolio during the 3rd quarter of 2007.  This total represented about one-half of one months’ production of ALT A loans during the period and about 20% of our loans held for sale prior to the transfer.  Write-downs on the transferred loans amounted to $482,000 on 1st liens and $659,000 on 2nd liens.

Management made efforts during the period to find other outlets such as scratch and dent desks and other investors with no success.  The market for ALT A product was frozen and no one would bid on any product.  Given these circumstances and the lack of any near term recovery of liquidity in the ALT A market, management determined that the loans could not be sold and elected to transfer them into the Company’s held for investment portfolio.

It should be noted that none of the loans transferred were greater than 30 days or more contractually passed due at the time of the decision to transfer.

Intent and ability to hold to maturity

While it was clearly management’s intent to sell the loans in question, holding some of this type of product in our held for investment loan portfolio was periodically considered over the past two years.  The size of the pool of loans in question was not significant relative to the Company’s funding sources, nor was there any material impact on our regulatory capital levels as a consequence to holding them.  In this case, given the market, we really had no option but to hold the loans.  Given the inability to value the loans in any type of bid or market process, we were reluctant to allow the loans to remain in held for sale status due to the difficulty in establishing values at the time and in the foreseeable future.

After the transfer, the Company maintained in excess of $100 million in available funding capacity and regulatory capital ratios remained above levels necessary to qualify for “well-capitalized” status under the current regulatory framework. Therefore we did not consider the transfer to be significant to our liquidity or capital position.

Transfer back to held for sale status

We have not established a time when we believe a transfer back to held for sale would be appropriate, nor have we researched what facts and circumstances would be necessary for us to consider any such transfer. We currently have no intent to move the loans back to held for sale status.  If our intent changes, we will review the appropriate guidance prior to any transfer or sale.

Valuation of Transferred Loans at the time of Transfer

Given the fact that we had no investor outlets to value the loans in a bid process, we reviewed other options for value.  We reviewed the contents of SFAS 65 and believed the value of the loans held was lower than our cost, and therefore we needed to establish some basis for fair value. We discussed the issue at length internally, with our external accountants, and experts in fixed income securities that we confer with from time to time.

We conferred with a recognized fixed income securities expert for thoughts and recommendations on the matter.  The expert concluded at the time that there was not a security or security index that would serve as a sufficient proxy to value the loans we were holding. The expert believed the best approach would be in the form of a mark to market using appropriate discount rates and credit spreads.  Additionally, we consulted with accounting experts with the Mortgage Bankers Association on the matter who indicated there was a broad range of industry practices relating to valuations of loans at that time.

Management then undertook a review and valuation of these loans on a discounted cash flow approach.  We used various techniques to model the transferred loans and establish a recommended value.  The central basis of the valuation was a discounted cash flow analysis using a discount rate deemed appropriate for the level of risk considered to be in the underlying collateral.  Discount rates used were 8.0% for 1st lien loans and 17.5% for 2nd lien loans.  The resulted discounted values represented write-downs of $482,000 on the 1st lien loans and $659,000 on 2nd lien loans on the date of transfer.  We further tested these values against internal rates of return we believed appropriate assuming various default, charge-offs, and principal loss levels.

Default assumptions used were 25% for 1st lien loans and 40% for second lien loans with corresponding loss rates of 15% for 1st lien loans and 100% for 2nd lien loans that default.  This would equate to an aggregate principal loss rate in the pools of 3.78% for 1st lien loans and 40% for 2nd lien loans.  Again using these assumptions, the valuations noted above provided rates of return to a prospective investor in excess of 6.25%, which was well in excess of LIBOR or other risk-free rates of return at the time.  Given these assumptions, management considered the valuation appropriate.

COMMENT 7:  Please tell us how you intend to recognize income on the $16.9 million of loans transferred from held for sale to held for investment and the authoritative literature relied upon in making this determination.  Your discussion should address loans where interest is accruing, as well as those on non-accrual status.  When addressing loans on non-accrual status, specifically address the accounting for the discount associated with the loans which arose upon transfer of the loans for sale (where they were carried at the lower of cost or market) to held for investment.  Furthermore, if material, consider the need to disclose in MD&A the impact of accreting the LOCOM discount on your results of operations.

RESPONSE TO COMMENT 7:

Income recognition on transferred loans

As noted earlier, none of the transferred loans were considered impaired at the time of transfer.  The loans had regular payment history prior to transfer and were not delinquent at the time of decision to transfer.

Subsequent to transfer, the loans continue to accrue interest at their contractual rate. Any difference between the carrying amount of the loan and the outstanding principal balance is amortized as a yield adjustment on the individual loan.  We base this view from our interpretation of SFAS 65, as any transferred loans that become delinquent are monitored for delinquency and collection practices proceed as they would for a portfolio loan.  Any transferred loan that becomes contractually greater than 90 days past due is specifically reviewed for impairment.  The measurement of impairment will be collateral based and follow the identical process as used on repurchased loans.  Independent and updated values (utilizing valuation models) are obtained, a discount for estimated selling costs will be applied, and any shortfall between the book value (cost basis less any write-down recorded at the time of transfer) and the resulting realizable value under the impairment test will result in a specific reserve within the allowance for loan losses or will be charged off against the allowance if the loan is deemed a loss.  Any loan deemed to be impaired under this method will be placed on non-accrual status and the accretion of any discount associated with the transfer will be discontinued.

The resulting discount accretion on transferred loans in 2007 was not material to the Company’s results of operations.  Unless the volume of transferred loans increases in the future, we would not anticipate this amount to be material in any future periods.

Transfers of Financial Assets, page 72

COMMENT 8:  Please revise future filings to clearly disclose how sale accounting for transfers of financial assets is impacted by the recourse provisions included in your investor sales agreements.  Specifically disclose the terms of the repurchase agreements and how you account for the recourse provisions at the time of sale and in subsequent periods.

RESPONSE TO COMMENT 8:  In future filings, we agree to clearly disclose how sale accounting for transfers of financial assets is impacted by the recourse provisions included in investor sales agreements and to specifically disclose the terms of the repurchase agreements and how we account for the recourse provisions at the time of sale and in subsequent periods.

COMMENT 9:  Please provide us with a rollforward of your recourse obligations under repurchase agreements for each period presented.  This rollforward should include the initial recourse obligations recorded at the time of sale, subsequent changes to your initial estimates and reductions as a result of actual repurchases.  Please also explain how your secondary market valuations impact your recourse obligation.

RESPONSE TO COMMENT 9:  We have included below our rollforward of the repurchase obligation reserves for the periods beginning December 31, 2006 through March 31, 2008.  This schedule pertains to loss projections on ALT A repurchases originated by the Company’s wholesale lending group. This reserve does not include any reserves for returns of premiums paid for repurchases or early payoffs.  Those obligations are maintained and carried in a separate reserve.

Rollforward of Repurchase Obligations (in thousands)

Repurchase obligation as of December 31, 2006	$3,573
Recourse on new production	—
Adjusted reserves on prior production	(197)
Reduction for loans repurchased	(905)
Repurchase obligation as of March 31, 2007	2,471
Recourse on new production	—
Adjusted reserves on prior production	1,705
Transfer for repurchased loans	(2,471)
Repurchase obligation as of June 30, 2007	1,705
Recourse on new production	—
Adjusted reserves on prior production	(355)
Repurchase obligation as of September 30, 2007	1,350
Recourse obligation on new production	—
Adjusted reserves on prior production	325
Settlement of repurchase claim	(1,350)
Repurchase obligation as of December 31, 2007	325
Recourse obligation on new production	—
Reduction for loans repurchased	—
Adjusted reserves on prior production	75
Settlement of repurchase claim	(325)
Repurchase obligation as of March 31, 2008	$75

As shown in the schedule, the Company rapidly worked through its estimated recourse exposure throughout 2007.  By March 31, 2008, we maintained a reserve of $75 thousand for a claim pending for one loan that has now been settled for $30 thousand.  The Company did not record any obligation for loans sold in 2007 or 2008, because management substantially discontinued the origination of those products (ALT A second mortgages) that had been the source of expected losses by the end of 2006. While the Company did sell a small number of ALT A first mortgages in the first two months of 2007, management did not believe at the time that it would realize losses on those repurchases due to the more conservative loan to value ratios on first lien mortgages. Since September of 2007, the Company has not repurchased any loans under recourse obligations and its total cost of recourse obligations compared to amounts reserved as of June 30, 2007 was only $45 thousand over the nine-month period. Management believes these facts demonstrate that the recourse exposure was limited to a narrow group of products originated by one origination source.  Management has negotiated new recourse obligation covenants that have greatly diminished or eliminated any repurchase recourse obligations.  Additionally, management closed its wholesale origination unit in July of 2007.  Based on these events and the strong performance of our retail origination recourse obligation history, we would not anticipate recording any recourse obligations in the future unless our experience would support such a reserve.

While we did not record any charges in 2007 related to our origination of new loans, we did record $3.934 million in charges to noninterest expenses under the caption “secondary marketing valuation.” These charges occurred as we often recorded greater loss levels at the actual repurchase compared to the estimated recourse obligation at the time of sale.  The total amount of these charges was $2.759 million. Additionally, this line item was used for the recordation to fair value of transferred loans described above totaling $1.175 million.

Note 4 — Loans Receivable and Allowance for Loan Losses, page 76

COMMENT 10:  We note that you had $10.5 million of troubled debt restructures as of December 31, 2007.  Please tell us the following concerning these loans:

•                  please tell us if you initially measure impairment on a loan-by-loan basis or if you aggregate loans.  Refer to paragraph 12 of SFAS 114; and

•                  please tell us the amount of loans and the amount of impairment recorded using the three methods prescribed by paragraph 13 of SFAS 114 (present value of expected cash flows, loans observable market price, or fair value of collateral).

RESPONSE TO COMMENT 10:  We initially measure impairment of troubled debt restructures on a loan-by-loan basis.  All of our troubled debt restructures ($10.5 million) as of December 31, 2007 were collateral dependant and, therefore, any impairment was determined using the fair value of the collateral.  In 2007, we charged an impairment loss of $655,000 on $11.2 million in troubled debt restructures at initial measurements.  Subsequently, as collateral values declined, we charged an additional impairment loss of $338,000 as specific reserves through the allowance for loan losses.

Note 13 — Income taxes, page 90

COMMENT 11:  Please tell us how you determined that a valuation allowance was not necessary for deferred tax assets.  Specifically detail the positive and negative evidence used to support your decision under paragraphs 23-24 of SFAS No. 109.

RESPONSE TO COMMENT 11:  Management reviews deferred taxes quarterly and assesses the need for a valuation allowance on an ongoing basis. Of particular importance in this evaluation is the component parts of deferred tax assets, their sensitivity to any expiration, and consideration and evaluation of both positive and negative evidence that relates to these assets being realized.

At December 31, 2007, the Company had net deferred tax assets of $12.428 million.  Of this total, $2.625 million are assets related to unrealized losses for securities available for sale.  The tax asset related to these unrealized losses is not subject to realization through future earnings and is excluded from our analysis.  Our operating net deferred tax asset that is subject to future earnings totaled $9.803 million at December 31, 2007.

The only component of the operating deferred tax asset that is subject to expiration are net operating losses for Maryland state tax purposes of $1.054 million.  These operating loss carryforwards begin to expire in 2019 and extend through 2027. The other net deferred tax assets, which total $8.749 million, are not subject to any expiration.

Management believes there is little existence of negative evidence, as outlined in Paragraph 23 of SFAS 109, to support the position that a valuation allowance is necessary.  The Company has a strong history of operating profits.  From 1997 through 2006, the Company reported 10 consecutive years of profitable operations, earning a cumulative pretax profit of $40.498 million.  The Company has never had a tax operating loss carryforward expire without full utilization; our existing tax loss carryforwards are relatively small and do not expire for another 12 years. This is a long period of time, which allows for the full recovery of the loss carryforward through profitable operations or tax planning strategies and our current projections for profits would provide for a full recovery of these loss carryforwards. While 2007 and the first quarter of 2008 may be considered unsettled, management believes the sources of recent losses are contained and internal budgets and longer range forecasts project substantially improved results and a return to profitability by the end of 2008.

Management believes there is significant positive evidence to support the position that a valuation allowance is unnecessary as outlined in paragraph 24 of SFAS 109.  As noted in the paragraph above, the Company has a strong historical track record of profitable operations.  We believe our loss in 2007 and the 1st quarter of 2008 is an aberration caused primarily by our exposure to ALT A mortgages and our realized losses on securities and borrowings accounted for at fair value.  These are the first operating losses incurred by the Company since 1996. Our future exposure to ALT A loans is limited, and we believe this is further positive evidence that the loss will be infrequent and non recurring.

Additionally, the Company is currently marketing several bank branches and may market other assets where we would anticipate sales values well in excess of their current tax basis.

Overall, management feels the distinct lack of negative evidence, the significant level of positive evidence, the existence of multiple tax planning options, and the minimal amount of deferred tax assets subject to expiration combine to conclude that a valuation allowance should not be established at this time.

*              *              *

                In connection with the above, the Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filings; and

•                  the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

                I hope that the above responds fully with your inquiries.  If you have further questions, please feel free to contact me at (410) 558-4281.

Yours truly,

/s/ Mark A. Keidel

Mark A. Keidel
Chief Financial Officer